EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of

First Federal Bancshares of Arkansas, Inc.

Employees’ Savings & Profit Sharing Plan

Harrison, Arkansas

We consent to the incorporation by reference in Registration Statement No. 333-135402 on Form S-8 of First Federal Bancshares of Arkansas, Inc. of our report dated June 28, 2010, with respect to the statements of net assets available for benefits of the First Federal Bancshares of Arkansas, Inc. Employees’ Savings & Profit Sharing Plan as of December 31, 2009, the related statement of changes in net assets available for benefits for the year then ended and the related supplemental schedule as of December 31, 2009, which are included in the December 31, 2009 annual report (Form 11-K) of the First Federal Bancshares of Arkansas, Inc. Employees’ Savings & Profit Sharing Plan.

/s/ Frazer Frost, LLP

Little Rock, Arkansas

June 28, 2010